Filed pursuant to General Instruction II.L of Form F-10; File No. 333-131241
PROSPECTUS
13,000,000 Shares
NovaGold Resources Inc.
Common Shares
US$11.75 per share

          NovaGold Resources Inc. (the “Company” or “NovaGold”) is selling 13,000,000 of its common shares (each a “Common Share”). The Company has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to 1,950,000 additional Common Shares to cover over-allotments.
          The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (“AMEX”) under the trading symbol “NG”. On February 1, 2006, the closing price of the Common Shares on the TSX and AMEX was Cdn$14.12 and US$12.38, respectively.

          Investing in the Common Shares involves risks. See “Risk Factors” beginning on page 14.
          This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
          Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion under “Certain Income Tax Considerations for U.S. Holders”.
          The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Nova Scotia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Company and said persons are located outside the United States.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total

Public Offering Price	US$	11.75	US$	152,750,000
Underwriting Commission	US$	0.646	US$	8,401,250
Proceeds to NovaGold (before expenses)	US$	11.104	US$	144,348,750
          The Public Offering Price for the Common Shares offered in the United States is payable in U.S. dollars, and the public offering price for Common Shares offered in Canada is payable in Canadian dollars. The Canadian dollar amount is the equivalent of the U.S. Public Offering Price for the Common Shares being offered hereby.
          The underwriters expect to deliver the Common Shares to purchasers on or about February 8, 2006.

Citigroup	Bear, Stearns & Co. Inc.	RBC Capital Markets
February 2, 2006

      You should rely only on the information contained in or incorporated by reference into this prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information”. The Company’s financial statements that are incorporated by reference into this prospectus have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, all information in this prospectus assumes no exercise of the Over-Allotment Option.
      Unless the context otherwise requires, references in this prospectus to “NovaGold” or the “Company” includes NovaGold Resources Inc. and each of its material subsidiaries.

i

CAUTIONARY NOTE TO UNITED STATES INVESTORS
      This prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
      See “Preliminary Notes — Glossary and Defined Terms” in the Company’s Annual Information Form for fiscal 2004, which is incorporated by reference herein, for a description of certain of the mining terms used in both this prospectus and the documents incorporated by reference herein.
      National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented in this prospectus concerning the Company’s Nome Operations and Ambler project.

ii

THE COMPANY
      The following description of the Company highlights selected information about the Company contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire prospectus, including the section titled “Risk Factors” that immediately follows this description of the Company, as well as the documents incorporated by reference into this prospectus, before making an investment decision. This prospectus contains forward-looking statements concerning the Company’s plans at its properties, production, capital cost, operating cost and cash flow estimates and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company’s results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.
Summary Description of NovaGold’s Business
      NovaGold is a growing company engaged in the exploration of mineral properties in Alaska and western Canada, with three of its properties progressing toward development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. Three of the Company’s properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit:

•	Galore Creek is a large copper-gold deposit located in northwestern British Columbia with measured and indicated resources of 6.0 million ounces of gold, 75 million ounces of silver and 6.8 billion pounds of copper, and additional inferred resources of 7.8 million ounces of gold, 81 million ounces of silver and 5.2 billion pounds of copper.

•	Donlin Creek, a joint venture with Placer Dome U.S. Inc. (“Placer Dome”), is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 14.8 million ounces of gold and additional inferred resources of 13.6 million ounces of gold.

•	The Nome operations include the Rock Creek, Big Hurrah and Nome Gold projects (“Nome Operations”). Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to have an average annual production rate of approximately 100,000 ounces of gold starting by late 2006 or early 2007. The Company is also evaluating a historical gold resource on the Nome Gold project.

•	Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with a historic inferred resource estimated in 1995 (which is not compliant with NI 43-101) of 817,000 ounces of gold, 64 million ounces of silver, 3.2 billion pounds of copper and 4.2 billion pounds of zinc.
      In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. For the purposes of NI 43-101, NovaGold’s material properties are the Galore Creek project and the Donlin Creek project.

      The following table sets forth the resources at the Company’s Galore Creek property, Donlin Creek property, Nome Operations and Ambler property and the Company’s share of those resources.
Project Resource Estimates Summary(5)
Total Project Resources

							Measured and
	Measured(2)			Indicated(2)			Indicated(2)			Inferred(2)

	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu	Au	Ag	Cu
	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion	Million	Million	Billion
Property	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.	ozs.	oz.	lbs.

Galore Creek(1)	1.8	26.0	2.4	4.2	49.4	4.4	6.0	75.4	6.8	7.8	81.0	5.2
Donlin Creek(1)	1.5	—	—	13.4	—	—	14.8	—	—	13.6	—	—
Nome Operations(4)	0.8	—	—	1.0	—	—	1.7	—	—	1.6	—	—
Ambler(4)	—	—	—	—	—	—	—	—	—	0.8	64.0	3.2

Total Project Resources	4.0	26.0	2.4	18.5	49.4	4.4	22.5	75.4	6.8	23.8	145.0	8.4

NovaGold Net Share of Projects(3)

Property

Galore Creek (100%)(1)	1.8	26.0	2.4	4.2	49.4	4.4	6.0	75.4	6.8	7.2	73.4	5.0
Donlin Creek (30%)(1)	0.4	—	—	4.0	—	—	4.4	—	—	4.1	—	—
Nome Operations (100%)(4)	0.8	—	—	1.0	—	—	1.7	—	—	1.6	—	—
Ambler (51%)(4)	—	—	—	—	—	—	—	—	—	0.4	32.7	1.6

Total NovaGold Share	3.0	26.0	2.4	9.1	49.4	4.4	12.1	75.4	6.8	13.4	106.1	6.6

Notes:

(1)	Assumes the following commodity prices: US$375/oz gold, US$5.50/oz silver and US$0.90/lb copper for the Galore Creek project and US$400/oz gold for the Donlin Creek project.

(2)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(3)	Assumes net inventory to NovaGold after Placer Dome earn-in to 70% at Donlin Creek, 100% Galore Creek (80% of Copper Canyon inferred resource), 100% Nome Operations and 51% of the Ambler project. Assumes no exercise of Calista’s right to earn up to 15% of the Donlin Creek project. See “Properties — Donlin Creek Project”.

(4)	These resources are historical estimates and are not NI 43-101 compliant. See “Cautionary Note to United States Investors”.

(5)	Rounding differences may occur.
     Based on the engineering reports and studies prepared on the Company’s projects, and assuming the Company is successful in executing its business plan, the Company believes its annual production from Galore Creek, Donlin Creek and the Nome Operations will grow from 100,000 ounces of gold beginning in late 2006 or early 2007 to over 700,000 ounces of gold, plus two million ounces of silver and 300 million pounds of copper by 2011. During this period, the Company also expects to advance the Ambler project to the pre-feasibility level. None of these properties are currently in production. Prior to commencing production, studies which demonstrate the economic feasibility of the project must be completed, all necessary permits must be obtained, a production decision must be made by NovaGold’s board of directors, financing for construction and development must be arranged and construction must be completed. In addition, in order to proceed to development, NovaGold may have to obtain additional rights including, without limitation, surface rights, access rights, rights of way and other easements. See “Risk Factors”.

Strengths
      Since 1998, the Company has grown its resource base through continued exploration, by advancing individual projects toward development and production, and by adding undervalued assets to its portfolio. The Company believes it is well-positioned to achieve its goals through the following strengths:

•	Strong projected gold production growth profile.

•	Pipeline of quality mining projects.

•	Production anticipated to commence in late 2006 or early 2007.

•	Anticipated low gold production costs.

•	Projects located in North America.

•	Experienced management team with proven exploration, development and operating expertise.

•	Close working relationships with native groups and governments.
Strategy
      The Company believes that shareholder value is created through the discovery of mineral resources and developing these resources into producing mines. The Company intends to realize its objective of generating long-term growth in shareholder value through the following core strategies:

•	Advancing its key projects, Galore Creek, Donlin Creek and the Nome Operations, to production and becoming a mid-tier gold producer.

•	Progressing Ambler to delineation of resources and feasibility study.

•	Utilizing project financing and strategic partnerships to minimize equity dilution.

•	Identifying additional resources on the Company’s properties in order to extend mine life and provide opportunities for increased levels of production.

•	Maintain leverage to gold price by minimizing hedging arrangements.
Summary of the Offering

Common Shares Offered:	13,000,000 shares

Over-Allotment Option:	1,950,000 shares (15% of shares issued under the Offering)

Common Shares Outstanding after the Offering(1):	86,150,323 shares

Use of Proceeds:	The net proceeds of the Offering will be used to fund further exploration at, and construction of, the Rock Creek project, to complete the final feasibility studies for both the Galore Creek and Donlin Creek projects, to fund the US$7.5 million option payment on Galore Creek due October 26, 2006, to fund exploration on the Ambler project, to fund further exploration on NovaGold’s other projects and for general corporate purposes.

Risk Factors:	Prospective purchasers of the Common Shares should consider carefully the information set forth under “Risk Factors” and all other information included or incorporated by reference in this prospectus before making an investment in the Common Shares.

AMEX and TSX Listing Symbol:	NG

Notes:

(1)	There are 73,150,323 common shares outstanding as at February 1, 2006, which includes 9,396 common shares held by a wholly-owned subsidiary of the Company. This figure does not include 14,195,727 shares reserved for issuance pursuant to 7,402,185 outstanding stock options, which are exercisable at a weighted average exercise price of $5.61, and 6,793,542 outstanding common share purchase warrants, which are exercisable at a weighted average exercise price of $9.45, as at February 1, 2006.

Properties
      The following description summarizes selected information about the Company’s Galore Creek project, Donlin Creek project, Nome Operations and Ambler project. Please refer to the Company’s Annual Information Form for the fiscal year ended November 30, 2004, which is incorporated herein by reference, for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Galore Creek Project
      The Galore Creek project is an advanced stage copper-gold project located in northwestern British Columbia. NovaGold holds the Galore Creek project’s known resources under two option agreements. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of the company that owns the main Galore Creek property, NovaGold can acquire 100% of this company by completing a pre-feasibility study and making additional payments to the shareholders totalling US$20 million by October 26, 2011. As of February 1, 2006, the Company had made US$0.3 million in payments to the shareholders. A payment of US$7.5 million is due on October 26, 2006 and payments of US$2.5 million are due on October 26 of each year between 2007 and 2011, inclusive. There are no royalties or back-in rights on the main Galore Creek property.
      Under a second option agreement with Eagle Plains Resources Ltd. (“Eagle Plains”), NovaGold may acquire up to an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. An initial 60% interest in the property may be earned by expending $3 million on the property, issuing 296,296 common shares of the Company to Eagle Plains (of which 148,148 have been issued) and making property payments of up to $0.25 million. An additional 20% interest may be earned by paying $1 million to Eagle Plains and completing a feasibility study by September 2011. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder.

      In addition, under a further option agreement NovaGold may earn a 60% interest in the Grace claims which are located immediately to the north of the main Galore Creek property pursuant to an option agreement with Pioneer Metals Corporation (“Pioneer”) by purchasing approximately $1 million of shares of Pioneer (which was completed in 2004) and expending $5 million on the Grace property over five years. None of the reported resources at the Galore Creek project are situated within the Grace claims. Pioneer is seeking to rescind this option agreement. See “Legal Proceedings”.
      During 2004, NovaGold completed a drill program which delineated new resources at the Junction, Copper Canyon and West Fork deposits of the Galore Creek property and expanded and upgraded previously identified resources at the Southwest and Central deposits. In May 2005, Hatch Ltd., an independent engineering firm, completed an updated resource estimate for the Galore Creek project. The updated resource estimate is summarized as follows:
Total Resources(1) — Galore Creek Project

		Grade
	Size				Cu	Au	Ag
Cut-Off(2)(3)	M	Cu	Au	Ag	Billion	Million	Million
CuEq 0.35%	Tonnes	(%)	(g/t)	(g/t)	lbs.	ozs.	ozs.

Measured	149.9	0.72	0.38	5.39	2.4	1.81	26.0
Indicated	366.9	0.54	0.35	4.19	4.4	4.15	49.4

Total Measured and Indicated	516.7	0.59	0.36	4.54	6.8	5.95	75.4

Inferred	578.3	0.41	0.42	4.35	5.2	7.80	81.0

Notes:

(1)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.

(2)	Resource estimates determined using copper equivalent calculations used metal prices of US$375/oz for gold (“Au”), US$5.50/oz for silver (“Ag”) and US$0.90/lb for copper (“Cu”). Copper equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = (Cu% — 0.06/Cu% with a minimum of 50% and maximum of 95%; Gold Recovery = (Au g/t - 0.14)/ Au g/t with a minimum of 30% and maximum of 80%; and Silver Recovery = 80%. These criteria may change.

(3)	Rounding differences may occur.
     In October 2005, Hatch Ltd. completed an updated economic assessment study (the “Study”) for the Galore Creek project under the direction of Paul Hosford, P.Eng., Project Manager for Hatch Ltd. and an independent Qualified Person as defined by NI 43-101.
      The Study was prepared in accordance with the requirements of NI 43-101 and, unless stated otherwise, the following information is summarized or extracted from the Study. Portions of the following information are based on assumptions, qualifications and procedures which are set out in the Study, and the Company has relied on these assumptions, qualifications and procedures in relation to the information summarized or extracted from the Study. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Study which is available for review on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at the following website: www.sedar.com, and which has been furnished to the SEC and is available for review at the following website: www.sec.gov.
      The Study defined the project’s cost parameters to a level of accuracy within +/- 20% and provided a focus for the final detailed engineering work that will be required to complete the final feasibility study, which is expected to be completed in the second half of 2006. The Study projects the viability of a conventional open-pit mining operation using long-term average metal prices and indicates that the Galore Creek project has the potential to recover at least 3.7 million ounces of gold, 40 million ounces of silver and 5.9 billion pounds of copper over a 20 year mine-life.

      The Study indicates that, in the first six years of operation, the Galore Creek project is expected to produce an average of over 300,000 ounces of gold, 2.3 million ounces silver and 370 million pounds of copper at an average total cash cost of US$140 per ounce of gold and US$0.57 per pound of copper on a co-product basis.
      As envisioned in the Study, the Galore Creek deposit would be developed by a conventional open-pit, truck and shovel mining operation at a mining rate of 65,000 tonnes per day of ore over the expected 20 year mine-life. A conventional copper concentrate process plant using crushing, grinding, flotation, thickening and filtration unit operations is proposed in the Study to process the mined ores. Measured, indicated and inferred resources were used for the mine plan and to define the ultimate limits of the open-pits for the economic analysis. The ultimate pits for the life of the mine are based 80% on measured and indicated resources and 20% on inferred resources. The Study includes inferred resources in addition to measured and indicated resources. As a result, the Study is a preliminary economic assessment. There can be no certainty that the predicted results of the Study will be realized. See “Risk Factors”.
      The Study’s base case project economics include detailed capital and operating cost estimates for an all new owner-operated mining fleet, the construction of a processing facility, as well as the transportation and power infrastructure needed to support the operation. The base case economics only consider resources from the main Galore Creek property and do not consider potential mining from other parts of the Galore Creek property.
      The tables below assume that NovaGold will maintain a 100% ownership interest in the Galore Creek property. NovaGold, however, is actively considering alternatives to finance any construction of a mine on the Galore Creek property, including sale of a significant minority interest in the project, project debt, a strategic alliance with a company involving the sale of copper concentrates from the property, equity finance or a combination of some or all of these alternatives.
      The following is a summary of certain key parameters and estimated results of the Study. As noted above, the Study is a preliminary economic assessment. There can be no certainty that the results described in the tables below will be realized. See “Risk Factors”.
Galore Creek Project Economic Parameters

All amounts in US$ unless otherwise indicated
Plant Throughput	Tonnes/day	65,000
Mine Life	Years	20
Life of Mine Ore Tonnage	Tonnes	475 M
Strip Ratio (Average Life of Mine)		2.2:1

First 6 Years of Production (Averages):	Copper	Gold	Silver

Grades	0.79%	0.56 g/t	5.18 g/t
Annual Production (Payable Metal)	371 M lb	302,000 oz	2.31 M oz

Life of Mine Production (Averages):

Grades	0.65%	0.36 g/t	4.76 g/t
Annual Production (Payable Metal)	296 M lb	188,000 oz	2.0 M oz
Metal Recovery	91%	71%	62%
Total Recovered Metal	5,900 M lb	3.8 M oz	40.5 M oz

	Base Case	Alternate Case
Galore Creek Summary Financial Results	Metal Prices(1)(3)	Metal Prices(2)(3)

After-Tax Net Present Value (0% Discount Rate)	$783 M	$3,146 M
After-Tax Net Present Value (5% Discount Rate)	$191 M	$1,495 M
Pre-Tax IRR	11.1%	30.3%
After-Tax IRR	8.1%	23.5%
After-Tax Payback of Capital (years)	5.2	2.1
After-Tax Net Annual Avg Cash Flow (Years 1-6)(4)	$209 M	$350 M
Cumulative After-Tax Net Cash Flow (Years 1-6)(4)	$1,260 M	$2,110 M

Notes:

(1)	Assumes the following commodity prices: US$400/oz gold, US$6.00/oz silver and US$1.00/lb copper (“Base Case Metal Prices”).

(2)	Assumes the following commodity prices: US$450/oz gold, US$7.00/oz silver and US$1.75/lb copper (“Alternate Case Metal Prices”).

(3)	Changes in the market prices of gold and other metals will have a material impact on the Galore Creek financial results. See “Risk Factors”.

(4)	After sustaining capital.
     The following is a summary of certain key estimated operating and production costs from the Study.
Galore Creek Project Estimated Operating and Production Cost Summary

Capital Costs(1)

All amounts in US$ unless otherwise indicated
Direct and Indirect Capital Costs	$958 M
Contingency	$144 M

Total Capital Costs	$1,101 M

Operating Costs(1)	Copper(2)(3)	Gold(2)(3)

Total Co-Product Cash Costs First 6 Years(4)	$0.57/lb	$140/oz
Total Co-Product Cash Costs Life of Mine(4)	$0.68/lb	$187/oz
Total By-Product Cash Costs First 6 Years(5)	$0.36/lb	-$300/oz
Total By-Product Cash Costs Life of Mine(5)	$0.54/lb	-$300/oz

Notes:

(1)	Cost estimates reflect a pre-feasibility level of accuracy within +/- 20%.

(2)	Assumes Base Case Metal Prices.

(3)	Total cash costs is not a term recognized by Canadian GAAP or U.S. GAAP and includes on-site and off-site operating costs, transportation and refining charges, as applicable.

(4)	Total cash costs using co-product accounting methodology calculated by allocating costs to copper and gold based on respective net revenues.

(5)	Total cash costs using by-product accounting methodology calculated using guidelines prepared by the Gold Institute which credit revenues from other metals produced against operating costs.
     In the first six years, assuming Base Case Metal Prices, the Study indicates that the project would be expected to generate over US$1.2 billion in cumulative after-tax net cash flow after sustaining capital and provide a 5.2 year payback of the mine capital. Assuming Alternate Case Metal Prices, the project would generate a total of over US$2.1 billion for the first six years of the mine-life in cumulative after-tax net cash flow after sustaining capital and provide a 2.1 year payback of the mine capital.
      The Study evaluated the capital costs, operating and processing costs, taxes and treatment charges for the project based on comparable projects in similar environments. The Company is also preparing a five-year exploration strategy which it intends to execute concurrently with the preparation of a feasibility study, permitting and construction of the mine, in an attempt to increase the mineral resources to enhance the economics of the

Galore Creek project. The project is in the environmental assessment process and the formal project application is anticipated to be submitted in early 2006.
      Drill results from the 2005 season’s 63,000 meter drill program have demonstrated the potential for expansion of the four mineralized zones at the Central, Southwest, Junction and West Fork deposits that form the basis of the Study. Drilling in the main Central and Southwest deposits in particular has expanded the higher-grade mineralization both laterally and down dip and new discoveries at the Middle Creek and Butte targets, as well as targets such as Copper Canyon and Saddle (each target being a component of the Galore Creek project), underlie management’s belief that there is potential to add to the overall resource at Galore Creek prior to the start of production.
      In connection with exploration and engineering studies for the Galore Creek project, NovaGold has been actively engaged with the Tahltan First Nation (“Tahltan”) whose traditional territories include the entire project site as well as its road access corridor. The Tahltan have a long history of working constructively with mining companies, including working with Barrick Gold Corporation (“Barrick”) in connection with its Eskay Creek Mine. As a result, the Tahltan have a skilled workforce and local businesses such as catering, trucking and environmental services designed to service the mining industry. NovaGold’s strategic focus on establishing relationships with local communities has resulted in the use of several of these contractors and having Tahltan employees account for a significant portion of the work force on the Galore Creek project. In addition, Tahltan members have been actively engaged in the development of environmental baseline studies and mitigation measures on the project since early 2004. NovaGold has maintained an office in the region since early 2004.
      Over the last year, NovaGold has been advancing negotiations with the Tahltan leadership to conclude a formal participation agreement for the Galore Creek project which would facilitate the Tahltan’s support for the project’s permitting and development and create a constructive framework for the Tahltan’s long term involvement in the project. The Company expects that the agreement will provide for preferential hiring, use of local businesses, ongoing dialogue regarding issues of concern to the Tahltan, and provide for certain funds to be placed in a community trust to improve socioeconomic conditions of the Tahltan. This agreement is expected to be ratified by the legal representatives of the Tahltan, and executed, during 2006.

Donlin Creek Project
      Donlin Creek is an advanced stage gold project located in southwestern Alaska and one of the largest known undeveloped gold deposits in the world containing a measured and indicated resource estimated at 14.8 million ounces of gold and an additional inferred resource estimated at 13.6 million ounces of gold. The property is under lease from Calista Corporation (“Calista”) and the Kuskokwim Corporation, two Alaska native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. Under the Calista lease, Calista, the owner of the subsurface rights of the property, has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.
      In 2002, the Company earned title to a 70% joint venture interest in Donlin Creek, with Placer Dome holding the remaining 30% joint venture interest. Placer Dome has a back-in right to acquire an additional 40% interest in the project. In order for Placer Dome to earn an additional 40% interest, Placer Dome must spend US$32 million toward project development, complete a bankable feasibility study and receive the approval of its board of directors by November 2007 to construct a mine on the property that would produce not less than an average of 600,000 ounces of gold per year over the first five years of operations. During the development period, NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million. Additionally, if Placer Dome expends US$32 million prior to completing the bankable feasibility study,

NovaGold has the right to request that Placer Dome advance NovaGold’s portion of the excess expenditures until the bankable feasibility study is complete. If construction is commenced, Placer Dome has agreed to assist NovaGold in obtaining third party financing for NovaGold’s share of the costs of the construction.
      In February 2003, Placer Dome elected to become manager of the Donlin Creek joint venture and to initiate development work such that Placer Dome would be in a position to approve the construction of a mine on the property by November 2007, which would earn Placer Dome a total 70% interest in the project under its back-in right, with the Company holding the remaining 30%. If both the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decrease to 25.5%.
      An advance minimum royalty (“AMR”) on the Donlin Creek property of US$200,000 is payable by Placer Dome to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and the Company. Thereafter, the annual net smelter return royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.
      In January 2006, a new resource estimate was completed by the Donlin Creek joint venture which supersedes previous resource estimates on Donlin Creek. This new resource estimate increased the measured and indicated resource category from previous estimates. Compared with the last estimates completed in April 2003, the measured and indicated resource categories have increased by 3.7 million ounces or 33% to 14.8 million ounces of gold grading an average of 2.76 grams per tonne gold (“g/t”). The inferred resource has decreased by 0.7 million ounces to 13.6 million ounces of gold grading 2.72 g/t through conversion to the measured and indicated category. Based on a 1.2 g/t cut-off grade, the Donlin Creek resource estimates as at January 2006 are as follows:
Total Resources — Donlin Creek Project(1)

			Contained
	Tonnes(2)	Grade	Ounces(2)

	(millions)	(g/t)	(millions)
Measured	16.1	2.84	1.5
Indicated	151.1	2.75	13.4

Total Measured and Indicated	167.2	2.76	14.8

Inferred	156.0	2.72	13.6

Notes:

(1)	Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. See “Cautionary Note to United States Investors”.

(2)	Rounding differences may occur. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to United States Investors”.
     The new mineral resource estimate is constrained within a potentially economic pit model. A 1.2 g/t economic cut-off grade is being used for the project based on an assumed 30,000 to 40,000 tonne per day mill processing rate and a US$400 per ounce gold price.
      The January 2006 resource estimates were based on an updated geologic and mineralization model that integrated 28,240 meters of drilling completed by Placer Dome in 2005 and 193,598 meters of drilling previously completed by Placer Dome and NovaGold. The model contained a total of 109,595 assay intervals from 221,838 meters of drilling and trenching.
      The resource estimate was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101.

      The Company does not have a current estimate of operating and capital costs for Donlin Creek, as the previous estimate was prepared in March 2002. The Company expects that operating and capital costs for the development of the Donlin Creek project will be significantly higher than the estimates prepared in 2002. The previous operating and capital cost estimate for the Donlin Creek project anticipated a production rate of 20,000 tonnes per day. New studies being conducted for Donlin Creek by Placer Dome, which will address estimated operating and capital costs, anticipate a production rate of 40,000 tonnes per day and the use of diesel and wind power generation. Furthermore, costs for energy generation, mine and plant equipment and materials needed for mine development have also increased significantly industry-wide. In light of these factors, the previous estimate of operating and capital costs for Donlin Creek cannot be relied upon and will be superseded by the new operating and capital cost estimate. See “Risk Factors”.
      Since 2003, Placer Dome has completed a series of engineering studies to refine the economic parameters of the Donlin Creek project for power, logistics and processing. During this period, Placer Dome has also continued environmental baseline studies and continued refining the layout and design of the mine facilities. Placer Dome is currently completing a pre-feasibility level study on the project in preparation for the final feasibility study and the start of the mine permitting process. Placer Dome budgeted US$13 million for expenditures at Donlin Creek in 2005 with a significant component dedicated to in-fill drilling to upgrade resources to the measured and indicated categories along with on-going engineering and environmental studies.
      On November 10, 2005, Barrick commenced a formal offer to acquire all of the outstanding common shares of Placer Dome Inc. On January 6, 2006, the board of directors of Placer Dome Inc. recommended that its shareholders accept Barrick’s offer. On January 20, 2006, Barrick announced that it had acquired 81% of the shares of Placer Dome Inc. pursuant to its offer and that it had extended its offer to February 3, 2006. Barrick has also announced that it has assumed control of Placer Dome Inc.’s management and board of directors. NovaGold’s rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick’s acquisition of control of Placer Dome Inc. There can be no assurance, however, that Barrick will manage the project in a manner consistent with the Company’s vision for the project.

Nome Operations
      NovaGold holds the Rock Creek and Big Hurrah open-pit gold deposits, the Nome Gold gold-in-gravel resource, the Nome sand-and-gravel resource, and various other gold deposits, all of which are located around the town of Nome, Alaska.

Rock Creek
      Rock Creek is anticipated to be the Company’s first development stage project and its first production stage project in the Nome area. NovaGold owns 313 mineral surveys made up of one or more patented claims in the Nome area through its wholly-owned subsidiary, Alaska Gold Company. These mineral surveys are fee simple and have no annual requirements. Based on the current preliminary mine plan, approximately 90% of the currently defined resources for the mine plan are located on lands owned by Alaska Gold Company.
      In addition, NovaGold is a party to an exploration and option agreement, dated March 13, 2002, with Golden Glacier Inc. (“Golden Glacier”) on Bering Straits Native Corporation lands immediately adjacent to the Alaska Gold Company lands. Pursuant to the exploration and option agreement, Golden Glacier granted the Company a five year option to acquire a mining sublease for 30 years or for so long thereafter as there is mineral production from the claims and provided that certain annual payments and work commitments are satisfied. Golden Glacier is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from these lands. NovaGold is also a party to an exploration surface use agreement with Sitnasuak Native Corporation (“Sitnasuak”) and is negotiating a mining surface use agreement with Sitnasuak.
      In 2004, the Company completed extensive in-fill drilling work and detailed engineering in preparation for a study that will form the basis of a production decision with respect to the Rock Creek project. In 2005, the Company decided to incorporate mining from its Big Hurrah deposit into the study given the proximity of the two deposits. The Company has also carried out additional engineering studies to support the completion of this study, including refined geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. Subject to a production decision being made based upon this study, financing being arranged and receipt of the construction permits that the Company anticipates receiving in the first half of 2006, first gold production is targeted to begin at Rock Creek by late 2006 or early 2007. In anticipation of a positive production decision being made, the Company purchased mining equipment in 2005 for a total cost of approximately US$10 million.
      The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) in March 2000, which estimated measured and indicated resources at Rock Creek of 6.4 million tonnes grading 2.7 grams per tonne gold (“g/t”) containing 555,000 ounces of gold. In 2003 and 2004, additional core drilling was carried out at Rock Creek. In comparing the various drilling campaigns in general, core drilling data yielded between 20% and 40% lower grades than reverse circulation (“RC”) data which made up a majority of the data for the March 2000 study.
      Further resource modelling was undertaken in 2004 and 2005 and various models and adjustment factors were employed by the Company’s consultants that adjusted downwards the actual RC drilling data used in the models. Using the same adjustment factors, the revised in-pit measured and indicated estimated resource at Rock Creek that forms the basis of the above-mentioned study is 7.5 million tonnes grading 1.4 g/t containing 335,000 ounces of gold. NovaGold is using these reduced tonnages and grades for base case planning purposes. The Company is not yet able to determine the potential impact of such reduced tonnages and grades on the mine economics, but the impact is not expected to be material to the Company. The Company will be completing a NI 43-101 compliant resource estimate that is anticipated to be used in deciding whether to proceed to production.

Big Hurrah
      The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating a historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. The Company expects this smaller but higher grade material to supplement the Rock Creek deposit. The Company has completed approximately 8,219 metres of drilling in 153 holes and will be completing a NI 43-101 compliant resource estimate that is anticipated to be used in deciding whether to proceed to production.

Nome Gold
      The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. According to a historical placer gold mineral resource study prepared by Alaska Gold Company, the Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The Company believes that the historical study completed by Alaska Gold Company prior to NI 43-101 coming into force is reliable. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. Since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. The Company intends to continue this work in 2006.

Ambler Project
      In March 2004, the Company entered into a strategic alliance with subsidiaries of Rio Tinto plc regarding their 100% owned Ambler property located in northwestern Alaska. The Company is in the process of acquiring a 51% interest in the Ambler property through an option agreement with these subsidiaries. In order to earn its 51% interest, the Company must expend US$20 million on the property before 2016 (including at least US$5 million during the first five years of the agreement), obtain memoranda of understanding with land owners (Federal and State governments and private native corporations) in the region necessary to provide access for mine development by 2009, and complete a pre-feasibility study resulting in a positive net present value using a 10% discount rate.

      The Company is manager of the Ambler project through to the completion of a final positive feasibility study, at which time Kennecott Minerals, a subsidiary of Rio Tinto plc, has a one-time option to acquire an additional 2% interest in the project and assume management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project’s net present value using a 12.5% discount rate.
      In 2004 and 2005, the Company completed drill programs at the Ambler project in addition to completing extensive detailed structural mapping, re-logging and re-sampling of the existing historic core to update and refine the geologic model of the Arctic deposit located within the Ambler property. Plans for 2006 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, completing an updated geologic model as well as completing a detailed transportation and power alternatives study for use in an independent preliminary economic assessment study. The Company has also planned a 6,000 metre drill program on the property, which includes up to 3,000 metres of core drilling planned to test areas of potential expansion identified through a reinterpretation of the structural geology. The Company also intends to initiate a regional exploration program to define and evaluate other prospective exploration targets by using regional geologic mapping, geophysical surveys and surface geochemistry.
SpectrumGold Acquisition
      Prior to March 31, 2004, NovaGold held 55% of the shares of NovaGold Canada Inc. (previously SpectrumGold Inc. (“SpectrumGold”)), which held the Galore Creek project. On March 30, 2004, NovaGold and SpectrumGold entered into an agreement under which the companies agreed to complete a business combination by way of a plan of arrangement pursuant to which the Company would acquire all of the approximately 45% of the common shares of SpectrumGold not then held by the Company. The plan of arrangement was effected through a share exchange at a ratio of one common share of the Company for every 1.35 shares of SpectrumGold. On July 8, 2004, the business combination was approved by SpectrumGold’s shareholders with 99.92% of the votes cast by shareholders, excluding the Company and other insiders, voting in favour of the proposed business combination. On July 15, 2004, the business combination was completed and SpectrumGold was amalgamated with NovaGold’s wholly owned subsidiary, NovaGold Canada Inc. Under the business combination, the Company issued 8,573,518 common shares to SpectrumGold shareholders at a price of $6.41 per common share, as determined by the market price for the Company’s shares at the date that the proposed arrangement was announced. The Company also assumed the then existing SpectrumGold stock options, warrants and property option under which 1,634,072, 74,074, and 222,222 of the Company’s shares may be issued to the holders, respectively.
      SpectrumGold was incorporated in 2003 and was initially an equity investment by NovaGold until August 2003 when NovaGold acquired a controlling ownership interest and consolidated SpectrumGold. In July 2004, NovaGold acquired the remaining common shares of SpectrumGold. Details of the effects of the acquisition on the operating results and financial position of NovaGold are disclosed in NovaGold’s consolidated annual financial statements for the year ended November 30, 2004, incorporated herein by reference.
Legal Proceedings
      From time to time, the Company is a party to various litigation matters that, in the opinion of the Company’s management, are unlikely to have a material adverse effect on the Company.
      NovaGold Canada Inc. was served with a writ of summons on October 17, 2005 by Pioneer related to NovaGold’s option to earn a 60% interest in the Grace claims, located one kilometre from the northernmost extension of NovaGold’s Galore Creek project, pursuant to an agreement between Pioneer and NovaGold dated March 26, 2004 (the “Option Agreement”). Pioneer is seeking to rescind the Option Agreement and to recover unspecified damages for purported misrepresentations and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. NovaGold believes it has met its obligations under the Option Agreement to date and is seeking a court order that the Option Agreement remains binding upon the parties.

Corporate Information
      NovaGold Resources Inc. was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.
      As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc. and NovaGold Canada Inc. (formerly SpectrumGold Inc.).
      The following chart depicts the corporate structure of the Company as at the date hereof together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies.

RISK FACTORS
      An investment in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. Prospective investors should carefully consider the following risk factors along with the other matters set out or incorporated by reference in this prospectus.
Risks Relating to NovaGold and its Industry

NovaGold has no history of producing metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.
      NovaGold has no history of producing metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.
      The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.
      The Company had working capital of approximately $57.1 million as of August 31, 2005. As of December 31, 2005 the Company had $29.6 million in cash and cash equivalents. The Company intends to fund its immediate plan of operations from working capital, the proceeds of this offering and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.
      There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this prospectus.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.
      The Company does not have a current estimate of operating and capital costs for Donlin Creek, as the previous estimate was prepared in March 2002. The Company expects that operating and capital costs for the development of the Donlin Creek project will be significantly higher than the estimates prepared in 2002. The previous operating and capital cost estimate for the Donlin Creek project anticipated a production rate of 20,000 tonnes per day. New studies being conducted for Donlin Creek by Placer Dome, which will address estimated operating and capital costs, anticipate a production rate of 40,000 tonnes per day and the use of diesel and wind power generation. Furthermore, costs for energy generation, mine and plant equipment and materials needed for mine development have also increased significantly industry-wide. In light of these factors, the previous estimates of operating and capital costs for Donlin Creek cannot be relied upon.
      None of the Company’s mineral properties, including the Galore Creek project, Donlin Creek project, Nome Operations and Ambler project, have an operating history upon which the Company can base estimates of future operating costs. Prior to commencing production, studies which demonstrate the economic feasibility of the project must be completed, all necessary permits must be obtained, a production decision must be made by NovaGold’s board of directors, financing for construction and development must be arranged and construction must be completed. Studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.
      Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated or disclosed.

NovaGold will require external financing or may need to enter into a strategic alliance or sell a significant minority property interest to develop its mineral properties.
      The Company will need external financing to develop and construct the Galore Creek project, Donlin Creek project and Nome Operations and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, the Company may consider a sale of a significant minority interest in the Galore Creek property or may enter into a strategic alliance and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

NovaGold requires various permits and must acquire certain property rights in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits or property rights, or a failure to comply with the terms of any such permits or agreements respecting property rights that NovaGold has obtained, could have a material adverse impact on NovaGold.
      The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United

States and Canadian federal, state, provincial, territorial and local governmental authorities. The Company is also required to obtain certain property rights to access, or use, its properties. There can be no assurance that all permits or property rights which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits or property rights, or a failure to comply with the terms of any such permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

The figures for NovaGold’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
      Unless otherwise indicated, mineralization figures presented in this prospectus and in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;

•	resource or other mineralization figures will be accurate; or

•	this mineralization could be mined or processed profitably.
      Because the Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.
      The resource estimates contained in this prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.
      The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company’s properties. The failure to establish proven and probable reserves would severely restrict the Company’s ability to successfully implement its strategies for long-term growth.

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of NovaGold’s operations and financial condition.
      The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals; and

•	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

      A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Galore Creek project, Donlin Creek project and the Nome Operations and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Because NovaGold does not currently intend to use forward sales arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.
      The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.
      Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.
      These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.
      Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations.

The Company is subject to significant governmental regulations.
      The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	regulations concerning business dealings with native groups;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.
      Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.
      All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and NovaGold may be required to fund additional work which could have a material adverse effect on its financial position.
      The Company’s Nome Operations, Galore Creek and Ambler properties have been subject to either historic mining operations or exploration activities by prior owners. Alaska Gold Company carried out mining operations for many years in the Nome area before NovaGold acquired the company. At the time of the acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these or other sites which could have a material adverse effect on the Company’s financial position.
      The Company mined silver and gold from the Murray Brook mine in New Brunswick until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee that the amount of this bond will satisfy the environmental regulations and requirements. Should government regulators determine that the program requires additional reclamation work, the Company may be required to fund this work, which could have a material adverse effect on the Company’s financial position.

NovaGold may experience difficulty attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on its business and financial condition.
      The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and its relationship with Placer Dome at Donlin Creek, the advancement of the Galore Creek project, Ambler project and the Nome Operations, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.
      In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.
      Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of the Company’s projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

NovaGold is currently engaged in legal action with Pioneer Metals Corporation and there is no certainty as to the outcome of this litigation.
      In October 2005, Pioneer launched a legal action against the Company related to an option agreement between Pioneer and the Company dated March 2004 under which the Company has an option to earn a 60% interest in the Grace claims located immediately to the north of the main Galore Creek property. Pioneer is seeking to rescind the option agreement and is claiming unspecified damages for alleged misrepresentations and breach of fiduciary duty. An adverse finding against the Company in the legal action could result in increased development costs or delay construction, which would have a materially adverse impact on the Galore Creek project.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.
      Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan and the Tahltan — like the majority of British Columbia’s First Nations — have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.
      The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.
      The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following losses during each of the following periods:

•	$8.4 million for the nine months ended August 31, 2005;

•	$8.4 million for the year ended November 30, 2004;

•	$7.0 million for the year ended November 30, 2003; and

•	$3.5 million for the year ended November 30, 2002.
      The Company had an accumulated deficit of $82.6 million as of November 30, 2004, and an accumulated deficit of $91.0 million as of August 31, 2005.
      The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Because NovaGold does not manage Donlin Creek’s feasibility and permitting process or oversee its future mine development and operation, NovaGold cannot assure investors that the Donlin Creek project will be managed in a manner favourable to NovaGold.
      Under the terms of their back-in agreement with the Company, Placer Dome (which is now controlled by Barrick) now manages Donlin Creek’s feasibility and permitting processes and currently oversees any future mine development and operation. The Company cannot direct Placer Dome’s activities and, therefore, cannot fully predict the pace or the scale of the project’s permitting and future development. In the event that Placer

Dome elects to terminate its agreement with the Company and no longer act as manager of the Donlin Creek project, Placer Dome will, at its election, either retain a 30% interest in the project, in which case the Company will revert to managing the Donlin Creek project, or Placer Dome may forfeit its 30% interest in the project to the Company and revert to a 5% net proceeds interest.
      On November 10, 2005, Barrick communicated a formal offer to acquire all of the outstanding common shares of Placer Dome Inc. On January 6, 2006, the board of directors of Placer Dome Inc. recommended that its shareholders accept Barrick’s offer. On January 20, 2006, Barrick announced that it had acquired 81% of the shares of Placer Dome Inc. pursuant to its offer and that it had extended its offer to February 3, 2006. Barrick has also announced that it has assumed control of Placer Dome Inc.’s management and board of directors. Barrick will assume responsibility for directing the pace and scale of permitting and development at the Donlin Creek project. There can be no assurance that Barrick will manage the project in a manner consistent with the Company’s vision for the project.

Placer Dome and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project.
      The Company has earned a 70% interest in the Donlin Creek project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista, have each retained a right to reacquire a portion of the project. With respect to Placer Dome, this right allows it to increase its current 30% interest to 70%. With respect to Calista, an interest between 5% to 15% can be acquired at the time of project development. If the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decline to 25.5%.

There can be no assurance that NovaGold will successfully acquire additional commercially mineable mineral rights.
      Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.
      NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.
      In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.
      The Company may make selected acquisitions, with a focus on late stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

•	identifying acquisitions which fit NovaGold’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.
      If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.
      Acquiring additional businesses or properties could place increased pressure on the Company’s cash resources if such acquisitions involve cash consideration or the assumption of obligations involving cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.
      The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Risks Relating to the Offering

NovaGold may raise funds for future operations through the issuance of common shares, securities convertible into common shares or debt instruments and such financing may result in the dilution of present and prospective shareholdings.
      In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments convertible into common shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments convertible into common shares or the effect, if any, that future issuances and sales of the Company’s common shares will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

NovaGold’s common shares are publicly traded and are subject to various factors that have historically made NovaGold’s share price volatile.
      The market price of the Company’s common shares could fluctuate significantly, in which case common shares purchased pursuant to this Offering may not be able to be resold at or above the offering price. The market price of the Company’s common shares may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the Company’s common shares to be publicly traded after this offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.
      In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

The Company does not intend to pay any cash dividends in the foreseeable future.
      The Company has not declared or paid any dividends on its common shares since the date the Company was incorporated. The Company intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Company’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a “passive foreign investment company” there may be adverse U.S. tax consequences for investors in the United States.
      Potential investors that are U.S. taxpayers should be aware that the U.S. Internal Revenue Service may determine that the Company is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.
      The Company expects that it will not be a PFIC for the taxable year ending November 30, 2006, and the Company expects that it will not be a PFIC for each subsequent taxable year. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending November 30, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.
      Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that the Company does not intend to satisfy record keeping requirements or to supply U.S. taxpayers with required information under the QEF rules in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such Common Shares. See “Certain Income Tax Considerations for U.S. Holders”.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.
      The Company is organized under the laws of the Province of Nova Scotia and its principal executive office is located in the Province of British Columbia. Many of the Company’s directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company. Please refer to additional information under the heading “Enforceability of Civil Liabilities” in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Galore Creek project, Donlin Creek project, Nome Operations and Ambler project, estimated production, capital and operating and cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
      Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production at the Company’s mineral exploration properties;

•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	risks related to the Company’s ability to finance the development of its mineral properties;

•	permitting risks;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits;

•	commodity price fluctuations;

•	risks related to the Company’s current intention not to use hedging arrangements;

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to reclamation activities on the Company’s properties;

•	the Company’s ability to attract and retain qualified management;

•	the Company’s lack of infrastructure;

•	the Company’s litigation with Pioneer Metals Corporation;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in, production;

•	uncertainties related to unsettled aboriginal rights and title in British Columbia;

•	uncertainties related to title to the Company’s mineral properties;

•	the Company’s history of losses and expectation of future losses;

•	risks related to management of the Donlin Creek project;

•	the possible dilution of the Company’s interest in the Donlin Creek project;

•	the Company’s ability to acquire additional commercially mineable mineral rights;

•	risks related to the integration of any new acquisitions into the Company’s existing operations; and

•	increased competition in the mining industry.

      This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus under the heading “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION
      The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period. These rates are based on the inverse noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

					Nine Months
	Fiscal Year Ended November 30,				Ended August 31,

	2002	2003	2004	2005	2004	2005

	(US dollars)				(US dollars)
Rate at the end of period	0.6387	0.7708	0.8402	0.8569	0.7595	0.8408
Average rate during period	0.6434	0.7088	0.7674	0.8260	0.7477	0.8143
Highest rate during period	0.6619	0.7708	0.8493	0.8615	0.7880	0.8412
Lowest rate during period	0.6200	0.6329	0.7158	0.7872	0.7158	0.7872
      On February 1, 2006, the inverse of the noon buying rate was $1.00 per US$0.8771.
USE OF PROCEEDS
      The Company estimates that the net proceeds from the Offering will be approximately $164 million, based on the public offering price of $13.43 per share, and after deducting the Underwriters’ commission and the Company’s estimated fees and expenses. If the Underwriters’ Over-Allotment Option is exercised in full, the net proceeds will be approximately $189 million. The Company intends to use approximately $5 million of the net proceeds from the Offering to fund exploration of the Rock Creek project, approximately $47 million of the net proceeds from the Offering to fund the construction of the Rock Creek project, approximately $43 million to complete a final feasibility study on each of the Galore Creek and Donlin Creek projects, US$7.5 million to fund the initial option payment on Galore Creek due on October 26, 2006 and approximately $5 million to fund exploration of the Ambler project. The Company expects to use the remaining proceeds, and the proceeds from the exercise of the Over-Allotment Option, if any, for exploration on the Company’s other projects and for general corporate purposes. Pending the uses described above, the Company intends to invest the net proceeds from this Offering in commercial or bank paper with terms of less than three months.
      The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors”. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company’s other projects.

PRICE RANGE AND TRADING VOLUME
      The Company’s common shares are listed for trading on the TSX and AMEX under the trading symbol “NG”. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and AMEX for the periods indicated.
Toronto Stock Exchange

				Volume
Year(1)		High	Low	(no. of shares)

		($)	($)
2006	February 1	14.16	13.34	557,553
	January	14.41	10.51	9,666,838
2005	December	11.02	9.59	3,734,141
	November	11.25	9.71	3,019,510
	October	10.23	8.57	2,933,407
	September	10.20	8.70	3,930,995
	Third Quarter	10.93	8.13	9,682,955
	Second Quarter	11.40	8.47	8,507,772
	First Quarter	12.15	7.80	9,669,080
2004	Fourth Quarter	10.10	7.20	18,037,734
	Third Quarter	8.00	5.50	8,780,981
	Second Quarter	6.98	4.72	8,387,598
	First Quarter	7.88	5.48	12,755,667

Note:

(1)	The Company’s fiscal year end is November 30.
     On February 1, 2006, the closing price of the Company’s common shares on the TSX was $14.12 per common share.
American Stock Exchange

				Volume
Year(1)		High	Low	(no. of shares)

		(US$)	(US$)
2006	February 1	12.41	11.71	1,134,300
	January	12.61	9.01	13,774,100
2005	December	9.53	8.16	7,780,800
	November	9.60	8.21	5,360,000
	October	8.62	7.30	5,808,100
	September	8.69	7.35	7,139,000
	Third Quarter	8.86	6.77	18,036,800
	Second Quarter	9.40	6.67	22,321,600
	First Quarter	9.79	6.40	23,334,800
2004	Fourth Quarter	8.50	5.60	23,049,800
	Third Quarter	6.11	4.10	11,390,100
	Second Quarter	5.25	3.44	10,524,300
	First Quarter	6.20	4.00	11,239,225

Note:

(1)	The Company’s fiscal year end is November 30.
     On February 1, 2006, the closing price of the Company’s common shares on AMEX was US$12.38 per common share.

DIVIDEND POLICY
      The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.
CHANGES TO CONSOLIDATED CAPITALIZATION
      The following table sets forth the consolidated capitalization of the Company as at November 30, 2004, and August 31, 2005 on an actual basis and as adjusted to give effect to the distribution of the Common Shares issued hereunder (based on the public offering price of $13.43 per share, and after deducting the Underwriters’ commission and the Company’s estimated fees and expenses). The table should be read in conjunction with the audited annual comparative consolidated financial statements of the Company for the year ended November 30, 2004 and management’s discussion and analysis thereof, and the unaudited interim comparative consolidated financial statements of the Company as at and for the nine months ended August 31, 2005 and management’s discussion and analysis thereof, incorporated in each case by reference in this prospectus.

As at August 31, 2005 after
	As at	As at	giving effect to the
	November 30,	August 31,	issuance of the Common
	2004(4)	2005(4)	Shares(2)(4)

	(in thousands)	(in thousands)	(in thousands)
Cash and cash equivalents(6)	$56,142	$65,842	$230,030	(1)
Long term debt	$—	$—	$—
Outstanding Common Shares(3)(5)
(1,000,000,000 authorized)	65,711,589	72,586,662	85,586,662

Notes:

(1)	After deduction of the Underwriter’s estimated commission and the estimated expenses of the Offering.

(2)	Prior to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, cash and cash equivalents and outstanding common shares would be $254,778,000 and 87,536,662, respectively.

(3)	These figures do not include 7,236,388 shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average exercise price of $5.09, and 7,042,010 shares reserved for issuance under common share purchase warrants, which were exercisable at a weighted average exercise price of $9.49, as at August 31, 2005.

(4)	Figures other than share amounts represent Canadian dollars in thousands.

(5)	These figures include 9,396 common shares held by a wholly-owned subsidiary of the Company.

(6)	As of December 31, 2005 the Company had $29.6 million in cash and cash equivalents.

SELECTED SUMMARY QUARTERLY FINANCIAL DATA
      The financial data set forth below should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes, the management’s discussion and analysis and other information contained in and incorporated by reference in this prospectus. The financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. The information below represents thousands of Canadian dollars except per share amounts.

	Three Months Ended

	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 29,	November 30,
	2005	2005	2005	2004	2004	2004	2004	2003

	$	$	$	$	$	$	$	$
Net revenues	1,074	409	515	946	1,207	581	735	575

Loss for the quarter	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)

Loss per share — basic and diluted	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)

Net expenditures on mineral properties and related deferred costs(1)
USA	4,636	2,735	1,613	3,852	3,153	970	480	3,935
Canada	22,232	6,442	2,859	7,371	92,980 (2)	1,553	437	1,892

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option payments received.

(2)	An excess of purchase price over book value of $84,958,000, including a deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold in July 2004.

MANAGEMENT
Executive Officers, Senior Management and Directors
      The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this prospectus.

Name	Title

Executive Officers
Rick Van Nieuwenhuyse	President, Chief Executive Officer and Director
Peter Harris	Senior Vice President and Chief Operating Officer
Robert J. (Don) MacDonald	Senior Vice President, Chief Financial Officer and Secretary
Senior Management
Douglas Brown	Vice President, Business Development
Gregory S. Johnson	Vice President, Corporate Communications and Strategic Development
Joseph R. Piekenbrock	Vice President, Exploration
Directors
Rick Van Nieuwenhuyse	Director
George Brack	Director
Michael H. Halvorson	Director
Gerald J. McConnell	Director
Cole McFarland	Director
Clynton R. Nauman	Director
James Philip	Director
      Rick Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in, and knowledge of, Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.
      Peter Harris was appointed Senior Vice President and Chief Operating Officer of the Company in October 2005. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with, and responsible for, the development and operation of mines on four different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently, Mr. Harris was Senior Vice President, Project Development at Placer Dome where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.
      Robert J. (Don) MacDonald joined the Company as Senior Vice President, Chief Financial Officer and Secretary in January 2003. Mr. MacDonald brings with him over 20 years of experience in mine development and financing. Prior to joining the Company, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company, from 2001 to 2003, De Beers Canada Mining (formerly Winspear Diamonds) from 1999 to 2001, and Dayton Mining from 1991 to 1999, and Vice-President Finance of Granges Inc. from 1983 to 1991. During his career, Mr. MacDonald has been involved in the operation or development of ten mines in North and South America, and the completion of over US$500 million of mine financings and US$500 million of mining mergers and acquisitions. Mr. MacDonald is a chartered accountant and has Bachelor of Engineering and Masters of Engineering degrees from Oxford University.
      Douglas Brown joined the Company as Vice President, Business Development in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the United States and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a Bachelor of Science degree in Mining Engineering and a Master of Science degree in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Placer Dome group of companies included Vice President of Strategic Development from 1999 to 2002, Assistant Mine General Manager at the South Deep Gold Mine in 2001, Director of Finance and Planning from 1997 to 1999 and Manager of Corporate Finance from 1994 to 1997.
      Gregory S. Johnson joined the Company as Vice President, Corporate Communications and Strategic Development in 1998. Prior to joining the Company, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr. Johnson played a key role in the multi-million ounce Donlin Creek project discovery. From the late 1980s, Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the United States, Canada, Australia, Russia and Africa. Mr. Johnson is responsible for marketing and communications activities of the Company and is involved in developing strategic growth opportunities.
      Joseph R. Piekenbrock joined the Company as Vice President, Exploration in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years of experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources Inc. In addition, he brings a wealth of northern experience through years of exploration for both Cominco Ltd. and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado and a Master of Science degree in geology from the University of Arizona.
      George Brack, a director of the Company, is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack’s career in corporate finance has been focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.
      Michael H. Halvorson, a director of the Company, is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also a director of Strathmore Minerals Corp. In the past 10 years, Mr. Halvorson has served on the boards of several public mining companies, including Consolidated Trillion Resources Ltd., Loki Gold Corporation, Viceroy Resource Corporation, Oro Belle Resources Corporation Ltd., Quest Capital Corporation, Western Silver Inc., Gentry Resources Ltd., Greenhope Resources Inc., Sloane Petroleum Inc., Radiant Resources Inc., Orezone Resources Inc., Royal County Minerals Corp., Predator Capital Inc., Luxor Developments Ltd., Majescor Resources Inc., Newcastle Minerals Inc., Esperanza Silver Corporation, Canadian Gold Hunter Corp., Viceroy Exploration Ltd. and SpectrumGold Inc.
      Gerald J. McConnell, Q.C., a director of the Company, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.
      Cole McFarland, a director of the Company, is the principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the

United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Placer Dome US from 1987 until his retirement in July 1995. During that period, Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome group of companies. Mr. McFarland is also a director of Bema Gold Corp.
      Clynton R. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.
      James Philip, a director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Phillip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.
DESCRIPTION OF SHARE CAPITAL
      The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series. As at February 1, 2006, the Company had 73,150,323 common shares and no preferred shares issued and outstanding.
Common Shares
      All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.
      In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors. See “Dividend Policy”.
      Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.
Preferred Shares
      The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Canadian Federal Income Tax Considerations
      The following is a summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Common Shares generally applicable to purchasers of Common Shares pursuant to this prospectus who are U.S. Holders (as defined below under the heading “Certain United States Federal Income Tax Considerations”) and, who, at all relevant times, are not and never have been residents of Canada for the purposes of the Income Tax Act (Canada) and the regulators thereunder (the “Tax Act”) are residents of the United States for the purposes of the Canada — United States Income Tax Convention (1980) (the “Convention”), hold their Common Shares as capital property, deal at arm’s length and are not affiliated with the Company for the purposes of the Tax Act and do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares will generally be considered to be capital property to a U.S. Holder unless the shares are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. This summary does not apply to a U.S. Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisers.
      This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (the “Regulations”), all specific proposals (the “Proposals”) to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. For the purposes of the Tax Act, all amounts must be determined in Canadian dollars.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. The tax liability of a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends
      Dividends paid or credited or deemed to be paid or credited to a U.S. Holder in respect of the Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited or deemed to be paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of the Company’s voting stock at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions
      A U.S. Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Holder at the time of disposition. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time of the disposition and, during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the capital stock of the Company.
      If the Common Shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the Common Shares do not derive their value principally from real property situated in Canada.

U.S. Federal Income Tax Consequences
      The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this prospectus.
      This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
Scope of this Summary

Authorities
      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders
      For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders
      For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
      This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
      If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
      This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

(a) General Taxation of Distributions
      Except as discussed below under “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company”, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

(b) Reduced Tax Rates for Certain Dividends
      For taxable years beginning before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

      The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.
      As discussed below, the Company does not expect that it will be a “passive foreign investment company” for the taxable year ending November 30, 2006, and the Company does not expect that it will be a “passive foreign investment company” for each subsequent taxable year. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year. Accordingly, there can be no assurances that the Company will be a QFC for the taxable year ending November 30, 2006 or for any subsequent taxable year.
      If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

(c) Distributions Paid in Foreign Currency
      The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

(d) Dividends Received Deduction
      Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares
      Except as discussed below under “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company”, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).
      Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit
      A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
      Complex limitations apply to the foreign tax credit, including the limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income with respect to each separate category of income described below. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to two categories: “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
Additional Rules that May Apply to U.S. Holders
      If the Company is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company
      The Company generally will be a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax bases of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
      For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) holds a proportionate share of the assets of such other foreign corporation and (b) receives directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
      The Company expects that it will not be a PFIC for the taxable year ending November 30, 2006, and the Company expects that it will not be a PFIC for each subsequent taxable year. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending November 30, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code
      If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”
      A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).
      Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.
      If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election
      A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
      A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.
      The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.
      A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.
      Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that the Company does not intend to satisfy record keeping requirements that apply to a QEF, or to supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election
      A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
      A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.
      A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.
      A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).
      A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules
      Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.
      Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
      The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Information Reporting; Backup Withholding Tax
      Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS
      In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, and Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by holders who acquire Common Shares pursuant to this prospectus. This summary is applicable to a holder who, for purposes of the Tax Act, is resident or deemed to be resident in Canada, holds the Common Shares as capital property, and deals at arm’s length and is not affiliated with the Company. The Common Shares will generally be considered capital property to a holder unless either the holder holds such Common Shares in the course of carrying on a business of buying and selling securities or the holder has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to any holder which is a “financial institution” (as defined in the Tax Act) or to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act).
      This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.
      This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The income and other tax consequences of acquiring, holding and disposing of Common Shares will vary according to the status of the holder, the province or provinces in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Prospective holders should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares, based on the holder’s particular circumstances.
Disposition of Common Shares
      In general, a holder of a Common Share will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Common Share, equal to the amount by which the proceeds of disposition of the Common Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder.
      A holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.
      In general, in the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.
      A holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income” for the year which is defined to include taxable capital gains.
      Capital gains realized by an individual may give rise to a liability for alternative minimum tax.
Dividends on Common Shares
      Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.
      A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

UNDERWRITING
      Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Dominion Securities Inc. are acting as joint bookrunning managers of the Offering. Subject to the terms and conditions stated in the Underwriting Agreement dated the date of this prospectus, each Underwriter named below has agreed to purchase, and the Company has agreed to sell to that Underwriter, the number of Common Shares set forth opposite the Underwriter’s name.

Underwriter	Number of shares

Citigroup Global Markets Inc.	4,550,000
Bear, Stearns & Co. Inc.	4,225,000
RBC Dominion Securities Inc.	4,225,000

Total	13,000,000

      In addition, Citigroup Global Markets Canada Inc. (“Citigroup Canada”), an affiliate of Citigroup Global Markets Inc., has agreed in the Underwriting Agreement to use reasonable efforts to effect sales in Canada pursuant to this prospectus. In the event that any such sales are effected, Citigroup Canada will purchase such common shares from Citigroup Global Markets Inc. concurrently with, and conditional upon, the closing of the purchase of the Common Shares by the Underwriters at the public offering price for the Common Shares in Canada less an amount to be mutually agreed upon by Citigroup Global Markets Inc. and Citigroup Canada, which amount shall not be greater than the underwriting commission.
      The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares included in this Offering are subject to approval of legal matters by counsel and to other conditions, including the receipt of an opinion from the National Association of Securities Dealers, Inc. that it has no objection to the proposed underwriting terms between the Company and the Underwriters. The Underwriters are obligated to purchase all the Common Shares (other than those covered by the Over-Allotment Option described below) if they purchase any of the Common Shares.
      The Underwriters propose to offer some of the Common Shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the Common Shares to dealers at the public offering price less a concession not to exceed US$0.388 per share. If all of the Common Shares are not sold at the initial offering price, the Underwriters may change the public offering price and the other selling terms.
      The public offering price for the Common Shares offered in Canada is payable in Canadian dollars, and the public offering price for Common Shares offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of this prospectus.
      The Company has granted to the Underwriters an Over-Allotment Option, exercisable for 30 days from the closing of this Offering, to purchase up to 1,950,000 additional Common Shares at the public offering price less the underwriting discount. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of additional shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-Allotment Option.
      The Company, its executive officers and directors, and a member of its senior management have agreed that, for a period of 90 days from the date of this prospectus, it and they will not, without the prior written consent of the Underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than, (a) in the case of the Company, grants of options or rights or issuances of common shares (i) pursuant to existing director or employee stock option or purchase plans; (ii) under such director or employee stock options granted subsequently in accordance with regulatory approval; (iii) as a result of the exercise of currently outstanding share purchase warrants or options; or (iv) in accordance with its obligations under its option agreement with Eagle Plains; and (b) in the case of the member of senior management, such individual may sell up to 25,000 common shares after the 60 day period following the date of this prospectus. The Underwriters at their discretion may release any of the securities subject to these lock-ups.
      This Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Common Shares outside of Canada and the United States.
      The common shares of the Company are listed on both the TSX and AMEX under the symbol “NG” . The Company has applied to list the Common Shares offered by this prospectus on AMEX. Listing on AMEX will be subject to the fulfillment by the Company of all the listing requirements of AMEX. The TSX has conditionally approved the listing of the Common Shares subject to the Company fulfilling all the requirements of the TSX on or before April 24, 2006.
      The following table shows the underwriting discounts and commissions that the Company will pay the underwriters in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

	Paid by NovaGold

	No Exercise	Full Exercise

Per Share	$0.739	$0.739
Total	$9,602,450	$11,042,818
      In connection with the Offering, Citigroup Global Markets Inc. on behalf of the Underwriters, may purchase and sell Common Shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Shares in excess of the number of shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the Underwriters’ Over-Allotment Option. In determining the source of shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the Over-Allotment Option. Transactions to close out the covered syndicate short position involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make “naked” short sales of shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the Offering is in progress.
      The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at anytime during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on AMEX, the TSX or in the over-the-counter market, or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.
      The Company estimates that its total expenses of this Offering will be $800,000.
      Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the Company reserves the right to close the subscription books at any time without notice. Certificates evidencing the Common Shares will be available for delivery on the closing date of the Offering which is expected to be on or about February 8, 2006, or at such later date as agreed to by the Company and the Underwriters.
      The Underwriters have performed investment banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell Common Shares to online brokerage account holders.
      The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933 and applicable Canadian securities legislation in certain circumstances, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.
Notice to Prospective Investors in the European Economic Area
      In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Common Shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

      Each purchaser of Common Shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.
      The sellers of the Common Shares have not authorized and do not authorize the making of any offer of Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.
Notice to Prospective Investors in the United Kingdom
      This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in France
      Neither this prospectus nor any other offering material relating to the Common Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Common Shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Common Shares to the public in France.
      Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
      The common shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS
      Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters, and by Dorsey & Whitney LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Borden Ladner Gervais LLP with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.
TRANSFER AGENT AND REGISTRAR
      The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and Halifax, Nova Scotia. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its office in Denver, Colorado.
INTEREST OF EXPERTS
      None of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, Borden Ladner Gervais LLP, Canadian counsel to the Underwriters, or AMEC Americas Limited, Associated Mining Consultants Ltd., Hatch Limited, GR Technical Services Ltd., Giroux Consultants Ltd., Avalon Development Corporation, Norwest Corporation, GeoSim Services Inc., Ronald G. Simpson, Phillip St. George, Robert Prevost, James H. Gray, Robert J. Morris, Peter A. Lacroix, Gary H. Giroux, Curtis J. Freeman, Kevin Francis, Paul Anthony John Hosford, Ken Kuchling, Stanton Dodd, or Lynton Gormely, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.
      The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.
      Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.
DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone: (604) 669-6227. These documents are also available through the internet on SEDAR which can be accessed on line at www.sedar.com. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form an integral part, of this prospectus:

(a) annual information form of the Company for the year ended November 30, 2004, dated March 21, 2005;

(b) audited comparative consolidated financial statements of the Company for the years ended November 30, 2004, 2003 and 2002 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2004;

(c) interim unaudited comparative consolidated financial statements of the Company for the three and nine months ended August 31, 2005 together with the notes thereto, including management’s discussion and analysis for the three and nine months ended August 31, 2005;

(d) management information circular of the Company dated March 24, 2005 prepared in connection with the Company’s annual and special meeting of shareholders held on April 26, 2005 (excluding the sections entitled “Statement of Corporate Governance Practices”, “Statement of Executive Compensation — Report on Executive Compensation” and “Statement of Executive Compensation — Performance Graph”);

(e) material change report, dated December 9, 2004, announcing the results of the drill program at the Ambler project;

(f) material change report, dated January 18, 2005, announcing an updated inferred gold, silver and copper resource at the Company’s Copper Canyon property at the Galore Creek project;

(g) material change report, dated January 28, 2005, announcing the final results of the 2004 drill program at the Galore Creek project;

(h) material change report, dated March 4, 2005, announcing the Company’s financial and operating results for the year ended November 30, 2004;

(i) material change report, dated March 30, 2005 announcing that Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager and that Placer Dome has commenced a US$11 million program on the Donlin Creek project;

(j) material change report, dated April 25, 2005, announcing that the Company has received an updated resource estimate for the Galore Creek project completed by Hatch Ltd.;

(k) material change report, dated June 22, 2005, announcing the Company had entered into an agreement with a syndicate of underwriters to purchase five million special warrants of the Company at $10.00 per special warrant (each a “Special Warrant”);

(l) material change report, dated July 7, 2005, announcing the exercise by the underwriters of the over-allotment option to purchase an additional 1,260,000 Special Warrants;

(m) material change report, dated July 11, 2005, announcing the closing of the offering of Special Warrants;

(n) material change report, dated August 2, 2005, announcing the purchase by the Company of 5,374,544 common shares of U.S. Gold Corporation;

(o) material change report, dated October 5, 2005, announcing that the Rock Creek mine studies and updated resource estimates were nearing completion;

(p) material change report, dated October 6, 2005, announcing assay results from more than 50% of total drilling planned for the 2005 drill program at the Galore Creek project;

(q) material change report, dated October 26, 2005, announcing that Hatch Ltd. had completed an updated economic assessment study for the Galore Creek project; and

(r) material change report, dated January 23, 2006, announcing the updated resource estimate on the Donlin Creek project.
      Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus. Further, the Company is incorporating by reference into this prospectus the following information, which is included in its Form 6-K, dated January 24, 2006, furnished to the SEC:

•	The Company’s reconciliation to U.S. GAAP of its interim unaudited comparative consolidated financial statements for the three and nine months ended August 31, 2005.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.
      All disclosure contained in a supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of the supplemented PREP prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the Underwriting Agreement; (iii) consent of PricewaterhouseCoopers LLP; (iv) consent of Blake, Cassels & Graydon LLP; (v) consent of Borden Ladner Gervais LLP; (vi) consents of Associated Mining Consultants Ltd.; (vii) consents of Hatch Limited; (viii) consents of GR Technical Services Ltd.; (ix) consents of Giroux Consultants Ltd.; (x) consents of Avalon Development Corporation; (xi) consent of Norwest Corporation; (xii) consent of AMEC Americas Limited; (xiii) consent of Ronald G. Simpson; (xiv) consent of Phillip St. George; (xv) consent of Robert Prevost; (xvi) consents of James H. Gray; (xvii) consents of Robert J. Morris; (xviii) consent of GeoSim Services Inc.; (xix) consents of Peter A. Lacroix; (xx) consents of Gary H. Giroux; (xxi) consents of Curtis J. Freeman; (xxii) consent of Kevin Francis; (xxiii) consents of Paul Anthony John Hosford; (xxiv) consent of Ken Kuchling; (xxv) consent of Stanton P. Dodd; (xxvi) consent of Lynton Gormely; and (xxvii) powers of attorney from directors and officers of NovaGold.
ADDITIONAL INFORMATION
      The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
      The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.
      You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
      The Company is a corporation existing under the Companies Act (Nova Scotia). Many of the Company’s directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
      The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Common Shares under this prospectus.

13,000,000 Shares
NovaGold Resources Inc.
Common Shares

PROSPECTUS
February 2, 2006

Citigroup	Bear, Stearns & Co. Inc.	RBC Capital Markets